UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-791-3200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Notice of Annual General Meeting of Shareholders

On November 10, 2025, HUB Cyber Security Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders on December 16, 2025, with a record date on November 14, 2025. Within the next week, the Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record as of the record date. The Notice is furnished as Exhibit 99.1 herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: November 10, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of the 2025 Annual Meeting to be held on December 16, 2025.

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